UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

TRANSGENOMIC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89365K206
(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

March 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF
SHARES		3,901,561
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		3,901,561

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,901,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89365K206	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF
SHARES		3,901,561
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		3,901,561

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,901,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF
SHARES		1,560,625
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		1,560,625

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,625
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF
SHARES		983,306
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		983,306

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY INCENTIVE 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853442
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF
SHARES		780,311
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		780,311

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 7 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY STAFF 2014 LLC I.R.S. IDENTIFICATION NO.: 46-4988087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
	7	SOLE VOTING POWER
NUMBER OF
SHARES		577,319
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		577,319

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,319
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 89365K206	Page 8 of 11

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011, as amended by Amendment No. 1 dated February 3, 2012 and filed on February 7, 2012, as amended by Amendment No. 2 dated January 25, 2013 and filed on January 31, 2013 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Transgenomic, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security Senior Staff 2008 LLC (“Senior Staff”), a Virginia limited liability company that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company controlled by Mr. Kirk, Third Security Incentive 2010 LLC (“Incentive”), a Virginia limited liability company that is managed by Third Security, and Third Security Staff 2014 LLC (“Staff 2014” and, together with Senior Staff and Incentive, the “Investors” and, the Investors together with Mr. Kirk, Third Security and Third Security Staff 2010 LLC (“Staff 2010”), a Virginia limited liability company that is managed by Third Security, the “Reporting Persons”) are filing this Amendment to disclose the acquisition by the Investors of an aggregate of 1,443,297 shares of Series B Convertible Preferred Stock in a private placement transaction on March 5, 2014.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 5, 2014, the Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the Investors, pursuant to which the Company, in a private placement, sold and issued to the Investors an aggregate of 1,443,297 shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), at a price per share of $4.85 for an aggregate purchase price of approximately $7,000,000 (the “Private Placement”).  Each share of Series B Preferred Stock is initially convertible into shares of the Company’s common stock, par value $0.01 per share, at a rate of 1-for-1, which conversion rate is subject to further adjustment as set forth in the Certificate of Designation of Series B Convertible Preferred Stock (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014).

The foregoing references to and description of the Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is included as Exhibit 17 hereto and is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired any and all Company securities for investment purposes.

CUSIP No. 89365K206	Page 9 of 11
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons.  The percentage ownership is calculated based on 7,353,810 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013 for quarter ended September 30, 2013 (adjusted for the 1-for-12 reverse stock split effective in January 2014), increased by (i) the aggregate number of shares of Common Stock into which the aggregate number of shares of Series B Preferred Stock issued upon the execution of the Purchase Agreement (1,443,297 shares of Series B Preferred Stock convertible into 1,443,297 shares of Common Stock), (ii) the aggregate number of shares of Common Stock into which the aggregate number of shares of Series A Preferred Stock held by the Reporting Persons are convertible (2,586,205 shares of Series A Preferred Stock convertible into 862,067 shares of Common Stock), (iii) the aggregate number of shares of Common Stock into which the shares of Series A Preferred Stock issuable upon exercise of Warrants to purchase Series A Preferred Stock (“Preferred Warrants”) at a price of $6.96 per share (1,293,102 shares of Series A Preferred Stock convertible into 431,032 shares of Common Stock) are convertible and (iv) the aggregate number of shares of Common Stock issuable upon the exercise of Warrants to purchase Common Stock held by the Reporting Persons (394,675 shares of Common Stock and, when added to the shares set forthin (i) – (iii) above, total an aggregate of 3,131,071 shares of Common Stock)

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	3,901,561	37.2%	37.2%	—	3,901,561	—
Third Security, LLC	3,901,561	37.2%	37.2%	—	3,901,561	—
Third Security Senior Staff 2008 LLC	1,560,625	14.9%	14.9%	—	1,560,625	—
Third Security Staff 2010 LLC	983,306	9.4%	9.4%	—	983,306	—
Third Security Incentive 2010 LLC	780,311	7.4%	7.4%	—	780,311	—
Third Security Staff 2014 LLC	577,319	5.5%	5.5%	—	577,319	—

(1)	Assumes the full conversion into Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the full exercise of all Warrants into Common Stock (including the conversion into Common Stock of the Series A Preferred Stock underlying the Preferred Warrants) as described above. Reflects the 1-for-12 reverse stock split effective in January 2014.
(2)	Randal J. Kirk controls Third Security, LLC, which is the manager of each of the Investors and Staff 2010.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and Staff 2010 and set forth in the table above.

CUSIP No. 89365K206	Page 10 of 11

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)      Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Registration Rights Agreement

The following is a summary of certain terms and conditions of the Registration Rights Agreement which is attached hereto as Exhibit 18.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated March 5, 2014, with the Investors (the “Registration Rights Agreement”), pursuant to which the Company granted the Investors certain demand, “piggy-back” and S-3 registrations rights covering the resale of the shares of Common Stock underlying the Series B Preferred Stock issued pursuant to the Purchase Agreement and all shares of Common Stock issuable upon any dividend or other distribution with respect thereto.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which are filed as Exhibit 10.2 and Exhibit 4.1, respectively, to the Company’s Current Report on Form 8-K dated March 5, 2014 and filed on March 6, 2014.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit 17	Securities Purchase Agreement by and among the Company and the Investors, dated March 5, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 18	Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 19	Joint Filing Agreement, dated as of March 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

CUSIP No. 89365K206	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2014

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2014 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3	Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4	Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5	Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6	Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9	Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10	Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11	Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12	Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 13	Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14	Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15	Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16	Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed herewith)

Exhibit 17	Securities Purchase Agreement by and among the Company and the Investors, dated March 5, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 18	Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 19	Joint Filing Agreement, dated as of March 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 19
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Transgenomic, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 7th day of March, 2014.

Date:  March 7, 2014

/s Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2014 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager